

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

Via E-mail
Anne M. Donohue
Senior Vice President and General Counsel
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2012**
> **File No. 333-180490**

Dear Ms. Donohue:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that this Form S-4 is not filed under the EDGAR accounts of the subsidiary guarantor co-registrants identified in your registration statement. When you amend your filing, please ensure that that the filing appears in the EDGAR account for each co-registrant.

2. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3.   You indicate that the exchange offer will end at 5:00 pm, New York City time on a yet-to-be-determined date, unless extended. As such, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623. We note your disclosure elsewhere that the offer will remain open for at least twenty business days. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Notes to Consolidated Financial Statements

6. Debt

Senior Notes due 2019, page F-15

4.   Please tell us how you believe you have complied with the requirements of Rule 3-10 of Regulation S-X. We note your disclosure that each of the subsidiary guarantors, rather than the parent company (issuer), has no independent assets or operations. This fact pattern is not addressed in the instructions to Rule 3-10(f). If you believe you should not be required to present condensed consolidating financial information in the form described in Rule 3-10(f), please provide us supplementally with the basis for that belief and the attendant facts and circumstances. Your description should include an explanation of the company's structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, the existence and significance of non-guarantor subsidiaries, and information (e.g., guarantor status/assets and operations/disposals) with respect to the Era and GCD businesses that are not guarantors on the notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

●   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any questions. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Richard E. Baltz
        Arnold & Porter LLP